EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE RECEIVES US FDA FAST TRACK DESIGNATION FOR MC-1 FOR PNPO DEFICIENCY

WINNIPEG, CANADA – (April 23, 2024) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, announced today that through its subsidiary, Medicure International Inc., the U.S. Food and Drug Administration (FDA) has granted Fast Track designation for MC-1, an investigational product for the prevention or treatment of seizures associated with pyridox(am)ine 5’-phosphate oxidase (PNPO) deficiency. Fast Track designation is intended to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need.

The designation was requested based on the potential for MC-1 to address an unmet medical need for PNPO deficiency, a serious and life-threatening condition. Medicure is in the launch phase of its Phase 3 clinical trial to treat approximately 10 PNPO deficient patients at sites in the U.S. and Australia with daily doses of MC-1.

PNPO deficiency is a rare neurometabolic disorder, often leading to neonatal onset seizures that are resistant to other antiseizure medications, resulting in severe neurological dysfunction and ultimately death if untreated.

The FDA has granted both a Rare Pediatric Disease Designation and an Orphan Drug Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the European Medicines Agency (“EMA”) has granted an Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency.

If a new drug application (“NDA”) for MC-1 for patients with PNPO deficiency is approved, Medicure is eligible to receive a priority review voucher from the FDA, which can be redeemed or sold, and provides significant value.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. (“Marley Drug”), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.comor refer to the full Prescribing Information.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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